Mail Stop 03-05

      February 25, 2005


Via U.S. Mail

Mr. Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

Re: 	AMC Entertainment Inc.
	Registration Statement on Form S-2, filed on January 28,
2005,
File No. 333-122389
	Registration Statement on Form S-4, filed on January 28,
2005,
File No. 333-122376
	Form 10-Q for the quarterly period ended December 30, 2004, File
No. 001-08747

Dear Mr. Ramsey,

      We have reviewed your Form S-2 and Form 10-Q and have the following comments. We are also monitoring your Form S-4 for compliance with the comments below and for the signature page. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-2

General
1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.
2. We note that on Form S-4 you are exchanging "8 5/8% Series B Senior Notes due 2012" and "Series B Senior Floating Rate Notes due
2010" for similar "Series A" notes. On the Form S-2, we note that you do not indicate whether the Senior Notes are "Series B" notes. Please revise the Form S-2 throughout to indicate that you are registering "Series B" notes for consistency.

Registration Statement Cover Page
3. It seems that the securities to be registered will be offered on a delayed or continuous basis pursuant to Rule 415. Please indicate by checking the appropriate box on the cover page.

Cover page and Outside Back Cover Page
4. You state that each note is fully and unconditionally guaranteed by all of your wholly-owned domestic subsidiaries. On page 7, however, you state that the guarantors are those wholly-owned domestic subsidiaries that guarantee your other indebtedness. Please revise to clarify or advise.

Risk Factors, page 14
Our substantial debt could adversely affect our operations, page
14
5. Please revise to disclose the amount of senior indebtedness outstanding.

Capitalization, page 30
6. Expand Note (1) to the table to indicate your basis for assumption that the holders of the 2011 Notes will not accept your change of control offer. Also, update the disclosure to indicate whether the offering period has expired, been extended or terminated. We note the disclosure included in your Form 8-K, filed with us on February
14, 2005.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32
7. In the second paragraph on page 32, indicate whether you expect the final adjustments to differ materially from the preliminary amounts. If so, summarize which adjustments would be affected and a range amount of the probable differences.
8. Expand Note (1) on page 36 to describe in detail how the $917 million in "cash from new equity holders" was determined, and include a listing the significant components of the total amount.

9. In addition, we note disclosure elsewhere in the filing that Holdings "contributed" its gross proceeds of $169.9 million from the issuance of the Discount Notes due 2014 to you to fund a portion of the merger. Please clarify how and when this contribution occurred and how it was recorded. Please include disclosure as to the nature of Holdings` contribution of this amount to finance the merger, and also, whether or not you are required to repay the amount. We note your disclosure in Note (6), but believe additional disclosure is necessary. Also please advise supplementally.
10. Expand the last paragraph in Note (6) to disclose the reasons why no interest adjustment has been made in the pro forma financial statements, given that the pro forma balance sheet reflects the deconsolidation of Holdings. Further we note that for historical financial statement purposes, Holdings had been consolidated at September 30, 2004, pursuant to FIN 46(R). Please revise or supplementally advise why no reduction of historical interest expense was necessary, given that the last full paragraph on page 64 indicates the recording of Holdings` interest expense in the historical statements of operations.

Condensed Consolidating Financial Information, pages 40
11. Rule 3-10 of Regulation S-X contemplates inclusion of condensed consolidating financial information in a footnote to the parent company`s financial statements and requires that this information be audited for the same periods that the parent company financial statements are required to be audited. Please revise your filing accordingly or advise.
12. Please supplementally provide us with an organization chart. Identify each of your subsidiaries in the chart as a guarantor or a non-guarantor subsidiary. Consideration should be given to including a similar chart in the filing to facilitate the reader`s understanding.

Management`s Discussion and Analysis, page 57
Liquidity and Capital Resources, page 72
13. To enhance readability, please consider revising this section to include subheadings.
14. See the table of contractual obligations on page 78. Expand the table also to reflect your significant interest payments that will be required in connection with the corporate borrowings. Where interest rates are variable, you can determine the appropriate methodology to estimate these payments, if practicable. A footnote to the table should provide appropriate disclosure to clarify the action taken and the methodology utilized, as applicable.




Quantitative and Qualitative Disclosures About Market Risk, page
82
Market risk on fixed-rate and floating rate financial instruments, page 82
15. Does this section include the market risk associated with the fixed rate Senior Notes due 2012 or the Senior Floating Rate Notes due 2010? Please revise this section to consider these notes with your discussion or advise.

Description of Senior Notes, page 118
16. Please revise to disclose the entities that guarantee the Senior
Notes.

Description of 2011 Notes, page 153
17. Please revise to disclose the entities that guarantee the 2011
Notes.

Subsidiary Guarantees, page 156
18. Based on your disclosure on page 7, it seems that the 2011 notes would be guaranteed on a senior subordinated unsecured basis.
Please
revise or advise.

Description of 2012 Notes, page 177
19. On page 177, you state that as of "December 23, 2004, the notes became fully and unconditionally guaranteed by all of our domestic wholly-owned subsidiaries." But on page 179, you state that the "notes are guaranteed by our Subsidiaries that guarantee our obligations under the Credit Facility, but not by any Unrestricted Subsidiaries..." Please revise to clarify the identity of the guarantors or advise.

Subsidiary Guarantees, page 179
20. Based on your disclosure on page 7, it seems that the 2012 notes would be guaranteed on a senior subordinated unsecured basis.
Please
revise or advise.

Description of 2014 Notes, page 203
21. It appears that your description of these notes are of the ones which have since been exchanged by registered securities. Please revise or advise.

Financial Statements
Audited Year End Financial Statements (April 1, 2004)
Report of Independent Registered Public Accounting Firm, page F-27
22. In the amended filing, please include the name of the independent public accounting firm.

Age of Financial Statements
23. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the nine months ended December 30, 2004 and related financial information, such as, but not limited to, Summary and Selected Historical and Pro Forma Financial Data and MD&A. The amended filing should also incorporate the December 30, 2004 Quarterly Report on Form 10-Q.

Signatures, page II-13
24. Please revise to reflect that the controller or principal accounting officer has signed the Registration Statement for each registrant. Please see Instructions for Signatures on Form S-2.

Exhibit 5.1
25. Please provide a legal opinion with respect to the guarantees of the Foreign Guarantors listed on Schedule IV. We note the statement under Legal Matters on page 229.

Exhibit 5.2
26. In the next amendment please delete the next-to-last paragraph of the opinion. Stating that you are qualified only in one state is an impermissible statement which qualifies your opinion on other jurisdictions.

Other
27. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C. In addition, the accountants` consent at Exhibit 23.2 with respect to GC Companies, Inc. should include the name of the independent accountant.

FORM S-4

General
28. Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.


29. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the nine months ended December 30, 2004 and related financial information, such as, but not limited to, Summary and Selected Historical and Pro Forma Financial Data and MD&A. The amended filing should also incorporate the December 30, 2004 Quarterly Report on Form 10-Q.

Signatures, page II-12
30. Please revise to reflect that the controller or principal accounting officer has signed the Registration Statement for each registrant. Please see Instructions for Signatures on Form S-4.

Other
31. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C. In addition, the accountants` consent at Exhibit 23.2 with respect to GC Companies, Inc. should include the name of the independent accountant.

FORM 10-Q for the quarterly period ended December 30, 2004

Financial Statements
Note 1 - Basis of Presentation, page 8
32. You represent, in your previously filed documents, that AMCE will
remain a reporting entity subsequent to the merger and that its financial statements "will be prepared on a recapitalization basis, with no change from historical cost." The financial statements presented in your Form 10-Q do not appear to be consistent with these representations.  Supplementally explain the reasons for the apparent
inconsistency.  If there have been changes in the contractual terms
of the transaction or in the participants, please describe them.
If
there have been changes in your conclusions regarding the merger accounting, please explain them and indicate how they came about. Your response should be detailed and specific. It should include a schedule of the ownership interests in AMCE both before and after the
acquisition.   We may have further comments upon review of your
response.

Note 2 - Acquisitions, page 9
33. If you elect to attribute the allocation of purchase price to a study performed by a valuation specialist, rather than to management`s judgment, the valuation specialist should be identified as an expert and his consent should be provided in any registration statement that includes financial statements for the accounting period in which the acquisition occurred. Please revise your documents as appropriate.
34. To assist us in our review, please supplementally provide us with a pro forma balance sheet illustrating the historical balances and the adjustments recorded on the date of the acquisition.
35. If it is not yet practicable to disclose the amount of goodwill by reportable segment, please expand your disclosures to specifically state this fact.
36. Supplementally describe the nature of the Moviewatcher
Customer
Loyalty Program. Is this a contract-based intangible asset? Does the acquirer assume any legal obligation as a result of this program and, if so, how was it valued and recorded? Supplementally support your conclusion that this intangible asset has a useful life of eight years.
37. Supplementally provide support for your conclusion that the acquired trademark and tradename have indefinite useful lives.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 942-1912 or
Margery
Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	Gregory Ezring, Esq.
      Latham & Watkins LLP
	via facsimile:  (212) 751-4864

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Mr. Craig R. Ramsey
AMC Entertainment Inc.
Page 1